02030652

NO ACT
P.E 1-7-2002
1-10689

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2002

Christopher T. Di Nardo
Associate Counsel
Liz Claiborne, Inc.
One Claiborne Avenue
North Bergen, NJ 07047

Act 1934
Section
Rule 14A-8
Public Availability 3/13/2002

Re: Liz Claiborne, Inc.
Incoming letter dated January 7, 2002

Dear Mr. Di Nardo:

This is in response to your letter dated January 7, 2002 concerning the shareholder proposal submitted to Liz Claiborne by the United Brotherhood of Carpenters and Joiners of America. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 JAN -8 PM 2:57

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047
T 201 295 6000

January 7, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

liz claiborne inc

Re: Liz Claiborne, Inc. (File No. 0-9831) - Omission of Shareholder Proposal (UBCJA) Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is submitted on behalf of Liz Claiborne, Inc. (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to a stockholder proposal and accompanying supporting statement (the "Proposal") submitted for inclusion in the Company's proxy statement and form of proxy to be used in connection with its 2002 Annual Meeting of Stockholders (the "Proxy Materials"). For the reasons set forth in this letter, the Company believes it is appropriate to omit the Proposal from its Proxy Materials. The Proposal was submitted to the Company by the United Brotherhood of Carpenters and Joiners of America (the "Proponent").

In accordance with Rule 14a-8(j), enclosed are one original and five copies of this letter, as well as six copies of the Proponent's letter dated November 16, 2001, containing the Proposal, as Exhibit A, and six copies of correspondence between the parties concerning the Proponent's share ownership. By copy of this letter, the Proponent is being notified of the Company's intention to omit the Proposal from the Proxy Materials.

For the reasons set forth in this letter, the Company hereby respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Securities Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials.

The Company plans to commence the mailing of its definitive proxy materials on or about March 29, 2002. Accordingly, we would appreciate the Staff's prompt advice on this matter.

The Company has determined that the Proposal may be omitted from the Proxy Materials for the following reasons:

I. the Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting;

II. the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations; and

III. the Proposal may be excluded under Rule 14a-8(i)(3) because it violates the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Proposal

The proposed resolution included within the Proposal reads as follows: "Resolved, that the shareholders of Liz Claiborne, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

Statement of Reasons to Exclude

I. The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to stockholders at the same meeting.

We submit that the Proposal is excludable pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to stockholders at the same meeting. The Staff has noted that exclusion under 14a-8(i)(9) remains available even when a shareholder proposal is not identical in scope or focus to a company's proposal for the same meeting. *See* Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

In accordance with its established policy, the Company includes in each proxy statement relating to its Annual Meeting of Stockholders ("Annual Meeting") a proposal to obtain from Company shareholders their approval or disapproval of the Audit Committee's recommendation, and Board of Directors' action, in appointing independent public accountants to examine the consolidated financial statements of the Company for the fiscal year during which such Annual Meeting takes place. The section of the Company's 2001 proxy statement setting forth such proposal also included the disclosure of audit and other fees billed to the Company for various audit and non-audit services, in accordance with Item 9(e) of Schedule 14A of the Act. In keeping with the Company's policy, a similar Company proposal is intended to be included in the Proxy Materials, again accompanied by the required disclosure of fees billed by Arthur Andersen LLP for audit and non-audit services. The Company expects that the Board, upon recommendation of the Audit Committee, will appoint Arthur Andersen LLP as independent public accountants to examine the Company's consolidated financial statements for the 2002 fiscal year. Arthur Andersen now performs, and is expected during 2002 to perform, a variety of non-audit services for the Company.

If included in the Proxy Materials, the Proposal will directly conflict with the Company's own proposal relating to the ratification of the selection of independent auditors. The Proposal seeks to prevent the Company's Board of Directors from selecting the same firm to provide both audit and non-audit services for the Company. At the same meeting, the Company intends to submit a proposal to ratify the Board's selection of the Company's independent auditors, a firm that the Company intends to engage to perform both audit and non-audit services. If both the Company's proposal and the Proposal are included in the Proxy Materials, and if both are approved, the Company would be unable to comply with both, resulting in an inconsistent and ambiguous mandate from the stockholders.

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. *See* Phillips-Van Heusen Corp. (April 21, 2000) (allowing exclusion of a proposal limiting directors' bonus incentive and option plans that conflicted with company proposals to adopt incentive and option plans); Unicom Corp. (February 14, 2000) (allowing exclusion of a proposal mandating the company to reject a proposed merger that conflicted with a company proposal to approve such merger); Scudder New Europe Fund, Inc. (April 29, 1999) (allowing exclusion of a proposal contrary to a company merger proposal). Directly on point is B.F. Saul Real Estate Investment Trust (November 24, 1981), wherein a proposal to select an auditing firm that was independent of the B.F. Saul family could be omitted since it was counter to management's submission to shareholders of the ratification of a firm as auditors.

Accordingly, the Company respectfully submits that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(9), because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting.

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

We also submit that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company. The Proposal seeks to have shareholders impose specific criteria and qualifications to be utilized in the selection of the Company's independent auditors, and otherwise to determine the terms of engagement of the auditors selected. We recognize that the Staff recently declined to grant a no-action position on the basis of the "ordinary business" exclusion with respect to a proposal worded somewhat differently from, but relating to the same subject matter as, the Proposal. *See* Walt Disney Company (December 18, 2001). We respectfully submit that, with respect to the discussion of the "ordinary business" exclusion set forth in this Section II, the company in Disney did not focus the Staff on a number of the arguments we have made here, nor the fact that, under certain circumstances (as would be the case here), the Proposal might require a company to engage as its audit firm a firm other than a "big 5" firm.

We submit that the Proposal would prevent the Board from selecting the independent auditing firm that it believes would best serve the interests of the Company, and would thereby interfere with the conduct of the Company's ordinary business operations. Moreover, assuming the tasks assigned to the Company's auditors are permitted by applicable laws, regulations and professional standards, we submit that the question of what an auditor should or should not be engaged to do by the Company is a matter of "ordinary business."

In having the Board adopt a policy that would bar the Company's accounting firm from performing any non-audit services, regardless of the nature or extent of the non-audit services performed, the Proposal would have shareholders, rather than management and the Board, determine what tasks the Company's independent auditors could perform. This would remove from the purview of the Company's Audit Committee and Board of Directors the judgment as to the selection of which independent auditing firm would be in the best interests of the Company and its stockholders. The issue presented by the Proposal is not whether the selection of an audit firm is a proper subject for stockholder action. (In fact, as noted above, the Company will be submitting the Board's selection of auditors for ratification by Company stockholders.) Rather the question is whether the criteria that the Board and the Audit Committee determine to employ in deciding which audit firm should be selected is a proper matter for stockholder input, or whether, as we submit, a matter of "ordinary business."

It is well settled that the Board of Directors, directly or acting through its Audit Committee, has the authority and responsibility to select independent auditors. For example, pursuant to the rules of the New York Stock Exchange ("NYSE"), on which the common stock of the Company is listed, the Company's "audit committee and Board of Directors have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace" the Company's independent auditors. *See* Section 303.01(B)(1)(b) of the New York Stock Exchange Listed Company Manual. Placing this authority with the Board reflects the judgment that it is best positioned to make the nuanced evaluations required in setting the appropriate criteria to be used in selecting an auditing firm. The Company's Audit Committee, as set out in its NYSE-mandated charter, recommends the engagement of the Company's independent auditors to the Board. As a result of the experience and background of its members, the Board is well-informed of the relative strengths and benefits of a variety of accounting firms, including, among other factors, their relevant industry experience and expertise, sophistication with respect to certain accounting issues likely to be faced by the Company, international capabilities, and other special knowledge and skills. The Board is also closely familiar with the needs of the Company and the demands of the Company's industry, and is in the best position to weigh considerations such as the overall costs, the compatibility of certain accounting firms to the Company and the general quality of professional services. Restricting the options available to the Company disregards the value of the Board's perspective and judgment.

Moreover, the selection of outside auditors, and the possible impact of their provision of non-audit services on their independence, has historically been the subject of significant management, Audit Committee and Board attention and review. The involvement of the Audit Committee in this process has been heightened over the last few years with the adoption of new audit committee rules (See Exchange Act Release No. 34-422666 (December 22, 1999)) and a new auditor independence regime (See Exchange Act Release No. 34-43602 (November 21, 2000)). The Company's Audit Committee plays a key role in the selection of outside auditors and in the monitoring and evaluation of such auditors' performance and independence. The Company's Audit Committee is comprised of Directors who meet the independence and financial literacy standards of the NYSE. As stated in the Company's Audit Committee Charter (a copy of which was annexed to last year's proxy statement), the Audit Committee is charged, among other things,

- with "recommending to the Board the independent auditors to be retained (or nominated for shareholder approval) to audit the annual financial statements of the Company";
- with "evaluating, together with the Board, the performance of the independent auditors, and where appropriate, recommending the replacement of such auditors;"
- with "annually obtaining from the independent auditors a formal written statement describing all relationships between the auditors and the Company, consistent with Independence Standards Board Standard No. 1"; and
- "[with] actively engag[ing] in a dialogue with the independent auditors with respect to any disclosed relationships that may impact the objectivity and independence of the auditors and . . . recommend[ing] that the Board take appropriate actions to satisfy itself as to the auditors' independence."

Accordingly, the Audit Committee annually considers extensive information regarding independence issues, including the impact that the provision of non-audit services might have on the independence of the auditors. As required by professional standards, the Committee receives an annual written confirmation from the auditors stating that the non-audit services provided do not impair the independent auditors' independence under professional or SEC standards. This written confirmation also discloses any matter that may reasonably bear on such independence. The auditors also meet with the Audit Committee, in executive session (i.e., without management present) to discuss such matters. The Audit Committee also has in place other processes to ensure that any independence implications associated with engaging the auditors to provide non-audit services are carefully considered in advance. At least annually, the Audit Committee reviews the audit and non-audit services performed, and the audit and non-audit fees charged, by the independent auditors in considering their view on whether the non-audit services rendered by the independent auditors compromise their independence. After such consideration, the Audit Committee deliberates, and ultimately makes a determination as to the firm of independent auditors it will recommend be engaged by the Company. At a subsequent meeting of the Board of Directors, the Audit Committee's recommendation is made to, and discussed by, the full Board of Directors. We respectfully submit that in selecting outside auditors who are, and whose provision of services will be, in full compliance with applicable SEC regulations and professional standards,the members of the Audit Committee and the Board should be free to consider all criteria they deem relevant to such selection.

The issue of limiting the scope of services provided by accounting firms to their audit clients is not new. The SEC held numerous public hearings and received a great deal of input from the public before it enacted the new auditor independence rules in November 2000. After hearing from all interested parties, including shareholder groups, the Commission enacted rules that restricted or prohibited auditors from providing a number of specific non-audit services. The Commission considered, but rejected enactment of, a blanket ban on the provision of non-audit services by auditors. In releasing the final rules on auditor independence (See Exchange Act Release No. 43602 (November 21, 2000)), the Commission stated: "After careful consideration of the arguments on all sides, and for the reasons discussed below, we have determined not to adopt a total ban on non-audit services, despite the recommendations of some, and instead to identify certain non-audit services that, if provided to an audit client, render the auditor not independent of the audit client." The Release continues: "We recognize that not all non-audit services pose the same risk to independence. Accordingly, under the final rule, accountants will continue to be able to provide a wide variety of non-audit services to their audit clients." Although the Commission could have engaged in substantive regulation and banned non-audit services, it did not. The evaluation among various independent audit firms of their overall qualifications, their familiarity with a company and its industry, and the extent of any non-audit services the firm might render, is a quintessential ordinary business matter.

Company management believes that, were the Proposal implemented, there would be significant increased internal costs to the Company that are not justified. Valuable management time would be spent familiarizing new accountants with the Company's business. Company personnel would have to incur time and effort in dealing with new accountants who have no knowledge of the Company, its business units and their unique operations, or their systems of internal control.

Moreover, it is possible that, if the Proposal were adopted, the Company might be placed in the position of having to engage a firm other than one of the so-called "Big 5" accounting firms as its auditor -- notwithstanding that such firms may be best suited to provide such services to the Company. Given the size and complexity of the Company's operations, a firm other than a "Big 5" firm may not have the resources, experience or scope to adequately perform the tasks required. If the Proposal were adopted, the provision to the Company of any non-audit services, no matter how insignificant, by a "Big 5" firm would disqualify it from performing the Company's audit. Over the last three years, the Company has had numerous non-audit projects which it determined would benefit from the input of an accounting firm's expertise, experience, and resources. During that period, in seeking the best firm for each particular project, the Company has engaged, on one or more projects, each of the "Big 5" accounting firms to perform non-audit services.

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal that would place restrictions as to the criteria and qualifications to be applied by a company in the selection of its auditors, or that would otherwise impose conditions on the terms of engagement of such auditors. In *Community Bancshares, Inc.* (March 15, 1999), a shareholder submitted a proposal that would have required the board of directors of Community Bancshares to select only regional or national certified accounting firms as independent auditors. The Staff permitted Community Bancshares to exclude the proposal, holding that the "selection and qualification of auditors" related to ordinary business operations. In *SONICblue, Inc.* (March 23, 2001), a shareholder sought to require a shareholder vote to annually select independent auditors. The Staff concluded that this proposal could be omitted from SONICblue's proxy materials, reasoning that the method used to select independent auditors was an ordinary business matter. The Staff has granted no-action relief in other similar situations where a shareholder proposal implicated the selection of a company's independent auditors. In each case, the Staff found that such proposals were excludable because they related to ordinary business operations. *See* Transamerica Corporation (March 8, 1996) (allowing exclusion of proposals that sought to have companies engage new accounting firms after a certain number of years); General Electric, Co. (December 28, 1995) (allowing exclusion of proposals that sought to have companies engage new accounting firms after a certain number of years); *See also* Monsanto Company (January 17, 1989) (allowing exclusion of a proposal on the basis that it would have imposed criteria for auditor selection); Firestone Tire & Rubber Company (November 25, 1980) (allowing exclusion of a proposal requesting that preference be given to the selection of auditors based on certain criteria).

The decision of the Staff to permit exclusion of proposals related to auditor selection does not diminish the responsibility of the Board of Directors to conscientiously select an independent auditor that best serves the Company and its stockholders. Moreover, in accordance with the Company's long-standing practice, the Board's selection of the Company's independent auditor is annually presented to the Company's stockholders for ratification. Stockholders may express their concerns on the Board's auditor selection, whether informed by concerns on non-audit fees, other independence grounds or any other basis, by voting in favor of, or against, the auditors selected by the Board.

Accordingly, the Company respectfully submits that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(7), because it relates to the Company's ordinary business operations.

III. The Proposal may be excluded under Rule 14a-8(i)(3) because it violates the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

We submit that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it violates the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

In the supporting statement to the Proposal, the Proponent presents two lengthy quotes that appear to serve as the basis for the submission of the Proposal. The Proponent cites to "Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01" as the resource for these quotes. However, the resource cited by the Proponent does not contain either of the passages quoted. The Proponent has provided incorrect citations to these statements.

Recent no-action letters support the proposition that a proposal may be omitted under Rule 14a-8(i)(3) if proper citations are not included in their supporting statements. *See* Sysco Corp. (August 10, 2001); Southwest Airlines Co. (March 13, 2001) (permitting omission of supporting statements unless the proponent provided a proper citation).

Accordingly, the Company respectfully submits that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(3), because it is false and misleading in violation of Rule 14a-9.

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials. We would appreciate the Staff's response at its earliest convenience.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, we respectfully request the opportunity to confer with the Staff prior to the issuance of any written response to this letter. Please do not hesitate to call me at (201) 295-7833 or Nicholas J. Rubino at (201) 295-7837.

Please acknowledge receipt of this letter and Exhibits by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Christopher T. Di Nardo
Associate Counsel

cc: United Brotherhood of Carpenters And Joiners of America]
Edward J. Durkin, Corporate Governance Advisor
Douglas J. McCarron, Fund Chairman
Roberta S. Karp, Esq.
Nicholas J. Rubino, Esq.

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 16, 2001

Roberta Schuhalter Karp
General Counsel and Secretary
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

Re: Shareholder Proposal

Dear Ms. Karp:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Liz Claiborne, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's outside audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Fee Proposals

Resolved, that the shareholders of Liz Claiborne, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that Arthur Andersen LLP billed $717,885 for audit services, while billing $1,584,398 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

Correspondence

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047
T 201 295 6000

LIZ claiborne INC

November 30, 2001

VIA FACSIMILE (202-543-5724)/HAND DELIVERY/FEDERAL EXPRESS

United Brotherhood of Carpenters &
Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001
Attn: Edward J. Durkin
Corporate Governance Advisor

Re: Shareholder Proposal Dated November 16, 2001 (the "Proposal") to Liz Claiborne, Inc. (the "Company") on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund")

Dear Mr. Durkin:

The Fund's November 16, 2001 letter to Roberta Karp, Senior Vice President - Corporate Affairs and General Counsel of Liz Claiborne, Inc., and received by the Company on November 17, 2001 ("your letter"), has been referred to me for reply.

Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, this letter shall serve as notice that the Fund's Proposal fails to satisfy a procedural or eligibility requirement of Rule 14a-8. As suggested by the SEC, for your reference, a copy of Rule 14a-8 is included with this letter.

You stated in your letter that "[t]he record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." As of now, we have not received any such letter or verification. Moreover, we have not been provided with any documentation, as required by Rule 14a-8(b), to prove that the Fund, at the time of submission of the Proposal, continuously held, for at least one year prior to the date the Fund submitted its Proposal, shares of Company Common Stock having at least $2,000 in market value or representing 1% of the outstanding shares of Company Common Stock. Our records do not list the Fund as a registered holder of Company Common Stock, and our search of public records indicates that the Fund has not filed stock ownership schedules or forms covering Company Common Stock with the Securities and Exchange Commission. Rule 14a-8(b)(2) tells you how to verify the Fund's eligibility in this regard.

Pursuant to Rule 14a-8(f), the Fund may correct this deficiency by providing appropriate supporting documentation, including, for example, a record holder's statement. Your response to this request must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days of your receipt of this letter. If you do not do so, we may exclude the Fund's proposal from our proxy materials. To transmit your reply electronically, please reply to my attention at the following fax number: 201-295-7851 or e-mail at chris_dinardo@liz.com; to reply by courier, please reply to my attention at One Claiborne Avenue, North Bergen, NJ 07047.

Please phone me at 201-295-7833 should you have any questions.

We appreciate your interest in the Company.

Sincerely,

Christopher T. Di Nardo
Associate Counsel

cc: Douglas J. McCarron, General President
Roberta S. Karp, Esq.
Nicholas J. Rubino, Esq.

S:\Users\FIN\LEGAL\SHARED\CTD\Letter to Mr. McCarron re Shareholders Proposal.doc
KL2:2130508.2

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you

submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to

print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalgamated Bank of Chicago

Lawrence Kaplan
Vice President
312/822-3220

December 6, 2001

[SENT VIA FACSIMILE 201-295-7851]

Christopher T. DiNardo
Associate Counsel
Liz Claiborne Inc.
One Claiborne Avenue
North Bergen, NJ 07047

Re: Shareholder Proposal Record Letter

Dear Mr. DiNardo:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 300 shares of Liz Claiborne Inc. ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Liz Claiborne, Inc.
Incoming letter dated January 7, 2002

The proposal requests that the board of directors adopt a policy "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

We are unable to concur in your view that Liz Claiborne may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the discussion that begins "The U.S. Securities and Exchange Commission . . ." and ends ". . . #14)" to provide an accurate citation to a specific source; and
- revise the discussion that begins "Bulletin #14 identifies . . ." and ends ". . . have dramatically increased" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Liz Claiborne with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Liz Claiborne omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Liz Claiborne may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that Liz Claiborne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Liz Claiborne may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Liz Claiborne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Grace K. Lee
Attorney-Advisor